Joel D. Mayersohn (954) 713-7614 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 200 EAST LAS OLAS BOULEVARD SUITE 1700 FT. LAUDERDALE, FLORIDA 33301-2240 (954) 713-7600 FAX (954) 713-7700 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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BOCA RATON, FLORIDA

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

May 14, 2007

VIA EDGAR AND FACSIMILE

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Washington DC 20549 – 7010

U.S.A.

Re:	Spear & Jackson, Inc. Annual Report on Form 10-K for FYE September 30, 2006 filed on January 16, 2007

File No: 000-32013

Dear Mr. O’Brien:

We refer to your letter of March 19, 2007, addressed to Mr. Patrick Dyson, regarding the Annual Report of Spear & Jackson, Inc. (“the Company”) for the financial year ended September 30, 2006, which was filed on Form 10-K on January 16, 2007.

We note that the purpose of your review process is to assist the Company in complying with applicable disclosure requirements and to enhance the overall disclosures in its filings. The Company recognizes the importance of full and accurate disclosure in its financial statements and other filings and the Company therefore values and welcomes your comments accordingly.

Our responses to the specific queries that you raise are as follows. For your convenience, we have retained your numeric referencing and included the text of the Staff‘s comments.

General

We note your comments concerning the registrant’s and its management’s responsibility for the accuracy and adequacy of the disclosures in the annual and quarterly reports.

Mr. Terence O'Brien

May 14, 2007

We accordingly acknowledge that the adequacy and accuracy of the disclosure in the filings is the responsibility of the registrant. We acknowledge that staff comments or changes in response to staff comments in the proposed disclosure in the annual report do not foreclose the Commission from taking any action with respect to the filing. We also represent that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Item 6. Selected Consolidated Financial Data, page 27

1.	In future filings please include total assets in your selected consolidated financial data. Refer to Item 301(b)(2) of Regulation S-K.

Company Response:

Noted. As recommended by the Staff’s comment, in future filings a “Total Assets” caption will be included in the Company’s selected consolidated financial data in accordance with Item 301(b)(2) of Regulation S-K.

Report of the Independent Registered Public Accounting Firm, page F-1

2.

The audit firm Chantrey Vellacott DFK LLP is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor’s knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings, including financial statements provided pursuant to Rule 3-09 of Regulation S-X. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976

We may be unable to complete our review and accept the reports of Chantrey Vellacott DFK LLP until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Chantrey Vellacott DFK should inquire with Kevin Stout, Staff Accountant, in the Office of the Chief Accountant (202-551-5300) and request the information to begin this process. Upon receipt of this request, the Office of the Chief accountant will provide a letter

Mr. Terence O'Brien

May 14, 2007

outlining the steps and information necessary to complete the review. Please advise us of Chantrey Vellacott DFK LLP’s plans to complete this process.

Company Response:

The Company has advised Chantrey Vellacott DFK LLP in regards to the Staff’s comment concerning their recognition by the Commission. In November 2004 Chantrey Vellacott retained as their consultant, a public accounting firm in New York that regularly practices before the Commission and has worked with that same firm for all periodic reports of the Company filed with the Commission since that date.

As directed by the Staff’s comment, Chantrey Vellacott and its consulting firm, Holtz Rubenstein Reminick LLP contacted Mr. Kevin Stout at the Office of the Chief Accountant on March 27, 2007. During that telephone conference, they discussed the details of the consulting arrangement and answered all questions raised by Mr. Stout. Mr. Stout recommended that the consulting firm prepare a report to the Office of the Chief Account outlining the details of the consulting arrangement and providing specific information as prescribed by the Regulations.

The consulting firm duly prepared the report and, on April 25, 2007, submitted it directly to Mr. Kevin Stout, with a copy to Ms. Stephanie Hunsaker at the Office of the Chief Accountant. The Office of the Chief Accountant subsequently accepted the report of Holtz Rubenstein Reminick LLP, and recognized Chantrey Vellacott DFK LLP as being qualified to practice before the Commission. This was communicated via a letter from the Office of the Chief Accountant dated April 30, 2007, to Chantrey Vellacott. A copy of that letter is included as an attachment to this letter for your reference.

Consolidated Statements of Operations, page F-2

3.

Please tell us how you determined that the following items presented as unusual or infrequent in your statement of operations met the criteria in paragraph 26 of APB 30. Specifically, we note the following:

•	Gain on sale of land and buildings should be presented in operating (loss) income. Refer to paragraph 45 of SFAS 144
•	Manufacturing and other reorganization costs should be presented in operating (loss) income. Refer to paragraph 18 of SFAS 146

Please advise or revise. If you determine these items should be reclassified into operating (loss) income, please revise your statement of operations in future filings. In addition, please revise your MD&A

Mr. Terence O'Brien

May 14, 2007

discussion that references unusual or infrequent items and your disclosures in Note 4.

Company Response:

The Company believed that it was appropriate to separately present both the gain on sale of land and buildings and manufacturing and other reorganization costs as a component outside of operating (loss) income during these periods in an effort to highlight these items and provide investors with a more meaningful understanding of the Company's ongoing operations and to make the comparisons more transparent.

Having considered the Staffs’ comments as they relate to the requirements of paragraph 45 of SFAS 144 and paragraph 18 of SFAS 146 , the Company has concluded that the gain on sale of land and buildings and the manufacturing and other reorganization costs should be presented as a component of operating (loss) income. Accordingly, the Company will reclassify these items into operating (loss) income in future filings. The Company will. prospectively revise the presentation of those sections of the Management Discussion and Analysis that currently refer to unusual or infrequent items as well as the disclosures of footnote 4 to the financial statements in order that such discussion and disclosure are consistent with the proposed reclassifications.

Note 5 – Discontinued Operations, page F-19

4.

We note your disclosure that on February 28, 2006, you sold certain assets associated with your thread gauge measuring business. We further note your disclosure on page 10 that your Moore & Wright business has a core product range that principally includes low technology measuring tools and handheld gauges for checking threads, diameters and tapers of machined components. Please tell us if you are completely removed from the thread gauge measuring product line or rather you shifted production to another of your divisions. As such, please tell us how your sale of certain assets associated with your thread gauge measuring business meets the criteria of a discontinued operation under paragraph 41 of SFAS 144.

Company Response:

On February 28, 2006 the Company concluded the sale of the principal assets of its Coventry Gauge thread gauge measuring division. The assets sold comprised plant and equipment, inventories and goodwill. The acquirer paid £1 and assumed certain liabilities in respect of the leased premises from which the trade operates.

Mr. Terence O'Brien

May 14, 2007

During the fourth quarter of fiscal 2005, the Company had begun to market for sale the assets relating to the Coventry Gauge division. In accordance with SFAS No. 144," Accounting for the Impairment or Disposal of Long-Lived Assets", the Company's current and previously issued consolidated financial statements and notes were presented to reflect the assets, liabilities, net operations and net cash flows of the Coventry Gauge business component as a discontinued operation.

This was accounted for on the basis that the planned Coventry gauge sale firstly satisfied the criteria for the business component to be treated as “held for sale”, namely:

•	Management had committed to a plan to sell;
•	Assets were immediately available for sale;
•	An active program to find a buyer was in place;
•	An assessment of remaining actions indicated that it was unlikely that significant changes would be made to the disposal strategy;
•	A sale of the asset was probable;
•	The asset was being actively marketed at a reasonable price in relation to its fair market value.

Secondly, under such circumstances where a component is classified as “held for sale”, its results of operations are to be reported as discontinued operations where:

•	The divestiture completely separates the operations and cash flows of the business being sold from the ongoing operations of the entity;
•	The entity will have no significant continuing involvement in the operations of the component after disposal.

Salient points concerning the business of the Coventry Gauge division whilst it was under the ownership of Spear & Jackson and any continuing relationship that exists with the operation following its sale can be summarized as follows:

Separation of Operations and Cash Flows of the Coventry Gauge Business Component.

Following their acquisition in 1999, the assets and trade of the Coventry Gauge business were reported in a separate UK statutory entity for which separate financial statements were prepared. Chantrey Vellacott DFK LLP audited these financial statements each year.

Mr. Terence O'Brien

May 14, 2007

Description of Coventry Gauge Product Range

The Coventry Gauge product range during the time that the business component was under Company ownership can be split into three broad categories:

Manufacture of fixed limit thread gauges – 60% of turnover

Sourcing and selling of fixed limit plain gauges – 20% turnover

Contract UKAS calibration – 20% of turnover

A fixed limit thread gauge can be defined as a gauge that is screwed into a component with a “GO” gauge indicating that the product is correct and a “NOGO” gauge indicating that it is not.

The manufacture of fixed limit thread gauges was therefore the entity’s principal activity. As such, fixed limit gauge products always featured prominently in the opening sections of Coventry Gauge’s product catalogues.

Following the sale of the division, it is our understanding that this product mix has not been changed by the new owners of the Coventry Gauge business.

Current Income from these products

The Company can confirm that, following the sale of the division, it receives no income from the Coventry gauge thread gauge products via a royalty, licence or other arrangement with the acquirer. It should be noted that the Company’s Chinese subsidiary, Bowers Eclipse Shanghai has continued to source some thread gauges from China for Coventry Gauge, as it did before the division’s disposal, and these have been sold to the business via a standard external sale on normal third party settlement terms. Such sales are incidental in nature and amount to less than £10,000 in the entire post disposal period. This would therefore represent less than 1% of the total sales of Coventry Gauge.

Thread Gauge Manufacture Pre and Post Disposal of Coventry Gauge

As can be seen from the analysis, above, the core manufacturing activity for the Coventry Gauge business component was focused on fixed limit thread gauges. On the disposal of the business,

•	No other manufacturing operations were transferred to the acquirer, and;
•

The manufacturing operation carried out in the Coventry Gauge division has not been reconstituted in any other part of the Spear & Jackson organization following the sale of the Coventry Gauge business.

Mr. Terence O'Brien

May 14, 2007

Ongoing Business Thread Gauge Product Involvement with Coventry Gauge

The only fixed limit thread gauges in which the Company retains an interest are those gauges referred to above that are sourced from China and sold to the acquirers of Coventry Gauge. The value of such sales is very small.

Moore & Wright:

The entry in the 10-K re Moore & Wright reads as follows:

MOORE & WRIGHT, which manufactures a wide variety of products. The core product ranges principally include low technology measuring tools and hand held gauges for checking the threads, diameters and tapers of machined components. This division has supplemented its manufactured products with a range of factored items.

Moore & Wright does have in its range some products that measure the external forms of threads. The function of these products differs significantly, however, from the fixed limit thread gauges manufactured by Coventry Gauge and are not a like for like product. They are separate, distinct and clearly distinguishable from the core Coventry Gauge product and they do not bear the Coventry Gauge branding. It should also be noted that Moore & Wright has manufactured these products for over 50 years, significantly predating the original acquisition of Coventry Gauge. Annual sales of these products are approximately £80,000, compared to around £500,000 of sales generated by Coventry Gauge on its own manufactured fixed limit thread gauges.

Exhibit 31.1 and 31.2

5.

We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a – 14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Company Response:

Noted. In future filings the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a – 14(a) will be revised so as not to include the individual’s title.

Mr. Terence O'Brien

May 14, 2007

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned or Patrick Dyson, the Company’s Chief Financial Officer, at:

Spear & Jackson plc

Atlas Way

Atlas North

Sheffield,

S4 7QQ

England

Telephone (direct line): +44 114 2814 214

Fax: +44 114 2814 201

E-mail: pdyson@spear-and-jackson.com

Very truly yours,

Joel D. Mayersohn

JDM/dcb

Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.